Exhibit 99.1

Enerplus Closes Acquisition of Bruin

CALGARY, AB, March 10, 2021 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced that it has closed its previously announced acquisition of Bruin E&P HoldCo, LLC ("Bruin"), a pure play Williston Basin private company, for a total cash purchase price of US$465 million, subject to normal purchase price adjustments. The purchase price was funded by Enerplus fully drawing its new three-year US$400 million term facility, along with a portion of the proceeds from Enerplus' C$132 million equity offering completed on February 3, 2021. The Company remains undrawn on its US$600 million bank credit facility.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2021/10/c6942.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 14:01e 10-MAR-21